

15049175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 2 2015 WASHINGTON

SEC FILE NUMBER
8-51845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2014__ AND ENDING __12/31/2014__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Jefferson National Securities Corp.*

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__10350 Ormsby Park Place__
                                       (No. and Street)

__Louisville__   __KY__   __40223__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Craig A. Hawley   President__   __(502) 587-3843__
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__BDO USA, LLP__
                              (Name – *if individual, state last, first, middle name*)

__100 Park Avenue, 9th Floor__   __New York__   __NY__   __10017__
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Craig A. Hawley__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Jefferson National Securities Corporation__ , as
of __December 31__ , 20_14_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__none__

_____

Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.)
(SEC I.D. No. 8-51845)
(filed pursuant to
Rule 17a-5(e)(3) as a public document)

Statement of Financial Condition
December 31, 2014

Jefferson National Securities
Corporation (a wholly-owned
subsidiary of Jefferson National
Financial Corp.)
(SEC I.D. No. 8-51845
(filed pursuant to
Rule 17a-5(e)(3) as a public
document)

Statement of Financial Condition
December 31, 2014

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Contents

Contents



Tel: +212 885-8000
Fax: +212 697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Jefferson National Securities Corporation
Louisville, Kentucky

We have audited the accompanying Statement of Financial Condition of Jefferson National Securities Corporation as of December 31, 2014 and the related notes to the statement of financial condition. The Statement of Financial Condition is the responsibility of Jefferson National Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Jefferson National Securities Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Jefferson National Securities Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition referred to above present fairly, in all material respects, the financial position of Jefferson National Securities Corporation at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

$BDo \ USA, \ LLP$

New York, New York

February 26, 2015

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 96,232
Prepaid expenses	2,481
Total Assets	**$ 98,713**
Commitments, Contingencies and Concentrations of Credit Risk (Note 4)	
Stockholder's Equity:	
Class B common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	$ 1
Additional paid-in capital	272,287
Accumulated deficit	(173,575)
Total Stockholder's Equity	**$ 98,713**

See accompanying notes to statement of financial condition.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Notes to Statement of Financial Condition

1. Nature of Business and Basis of Accounting

Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). Effective May 1, 2003, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL"). As of this date, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that the Company will pay all commissions associated with the issuance of variable contracts on JNL's behalf and JNL agrees to reimburse the Company for all variable commissions paid. The Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNL and JNL agrees that it will reimburse the Company for the costs it incurs to distribute these contracts (see Note 2 - Summary of Significant Accounting Policies - Revenue).

The Company's sole sources of revenue are the Paymaster and Distribution Agreements with JNL.

2. Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b)   Cash

Cash consists of cash deposited in noninterest-bearing accounts.

(c)   Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives.

(d)   Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company has not taken any uncertain tax positions that would require provision of a liability under ASC 740.

(e)   Revenue

The Company provided services to JNL during 2014 (See Note 5 - Related Party Transactions). As noted above, the Company earns service fee revenue directly related to commissions and variable compensation paid on behalf of JNL. Additionally, the Company may, from time to time, incur allocated overhead costs from JNF. These costs are charged to the Company through JNL and are included in the service fees charged to JNL under the Distribution Agreement (see Note 1 - Nature of Business and Basis of Accounting). The Company recognizes service fee revenues when the associated commissions and other costs have been incurred.

The Company's cash accounts are noninterest bearing; therefore, there was no investment income for the year ended December 31, 2014.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Notes to Statement of Financial Condition

(f) Use of Estimates

Preparation of the statement of financial condition in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those reported.

3. Income Taxes

The Company's Federal income tax return is consolidated with JNF and JNF Advisors. The method of allocation among the companies is based upon separate return calculations with current credit for losses.

The Company did not have any current Federal income tax (benefit) expense.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

The Company had tax net operating loss carryforwards of $541,040 that will begin to expire in 2019. The use of these losses is mathematically precluded pursuant to Section 382 of the Internal Revenue Code and thus the Company wrote off the deferred tax asset and associated valuation allowance in accordance with the guidance provided by ASC 740 as of December 31, 2014. The Company did not have any capital loss carryforwards at December 31, 2014.

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2014, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $250,000. It is unlikely the Company will have balances in excess of FDIC limits.

As described in Note 1, JNL is the sole source of the Company's revenue.

5. Related Party Transactions

JNF provides general and administrative services to the Company and the Company provides broker-dealer services to JNL. For the year ended December 31, 2014, there were no amounts due to the Company from JNL (see Note 1 – Nature of Business and Basis of Accounting).

At December 31, 2014, there were no amounts due to JNF for general and administrative expenses.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)
Notes to Statement of Financial Condition

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2014, the Company had net capital of $96,232, which was in excess of required net capital.

JNF will provide the necessary capital to ensure the Company continues to meet its net capital requirements.

The Company's percentage of aggregate indebtedness to regulatory net capital was 0% at December 31, 2014.